

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Michael J. Callahan
Executive Vice President, General Counsel and Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

     Re: **Yahoo! Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed April 27, 2012
             Definitive Additional Soliciting Materials on Schedule 14A
             Filed May 2, 2012
             File No. 000-28018

Dear Mr. Callahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   We refer to the disclosure in your preliminary proxy statement regarding Mr. Thompson's and Ms. Hart's educational backgrounds. We further note your May 3rd press statements indicating that certain of this disclosure is not accurate and was included in your filing due to an "inadvertent error," and stating that your board is reviewing the matter and will make an appropriate disclosure when the review is complete. Please revise your proxy statement as necessary, and provide us with your analysis of the materiality under the federal securities laws of any disclosures you have made that do not accurately reflect these individuals' backgrounds.

2.   Please fill in the blanks in your proxy statement.

3.   Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that require supplemental information or further disclosure to support your belief or opinion:

- The assertion that Mr. Thompson has "experience in transforming business models to delivery growth and increased value," on pages 10 and 15;

- The assertion that Mr. Amoroso possesses "transformational leadership experience," on page 15; and

- The reference to Mr. Webb's "transformational leadership at a global consumer Internet company," on page 17.

Questions and Answers About the Proxy Materials and Our 2012 Meeting of Shareholders

What if a quorum is not present at the meeting?, page 5

4.   You state that the proxy holders may exercise their discretionary authority to vote in favor of an adjournment of the annual meeting. We do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that shareholders may expressly grant you this authority.

What effect do withhold votes, abstentions and broker non-votes have …?, page 6

5.   Please revise the second sentence in the second paragraph of this section so that it is consistent with your disclosure on page 5 that broker non-votes are counted for the purpose of determining the presence of a quorum. Alternatively, please advise why you do not consider a broker's lack of entitlement to vote on any proposals to result in a "broker non-vote."

6.   Please revise the second paragraph to disclose that brokers cannot exercise discretionary authority on any matter in this contested solicitation. Alternatively, provide us supplementally with support for the proposition that brokers can vote to ratify the appointment of an auditor in a contested solicitation so long as the beneficial owner only receives proxy materials from the company.

Certain Background Information, page 10

7.   Please expand your disclosure to explain why you believe that "appointing Mr. Loeb to the Board is not in the best interest of the Company and its shareholders."

Proposal No. 1: Election of Directors

Voting Standard, page 12

8.   You state that "[i]f any nominee of the Board is unable or unwilling to serve as a director," the persons designated as proxies intend to vote in their discretion for such other persons as selected by the board. Please clarify, if accurate, that proxies may confer discretionary authority to vote for a substitute candidate only if a bona fide nominee is unable to serve or for good cause will not serve. Refer to Rule 14a-4(c)(5).

Nominees, page 12

9.   The business experience description for Ms Hart does not appear to specify her primary business activities during each of the past five years. In this regard, we note that other than her service on boards of directors, the only business activity discussed for the past five years is Ms. Hart's service as an officer of IGT.   See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K. Please revise or advise as appropriate.

Definitive Additional Soliciting Materials

10.   Please characterize as your belief or opinion, and provide support for, the claim in your May 2, 2012 press release that in connection with your new comprehensive strategic framework, you will forge strong relationships with your advertisers in part by "delivering a higher rate of return on advertising spend." Please also clarify the point of comparison (e.g., advertisers' past rates of return with Yahoo! or their rates of return with your competitors or some other metric).

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact me at (202) 551-3483 with any questions. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via-Email
        Robert Plesnarski, O'Melveny & Myers LLP